Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS ANNOUNCES PLAN TO IMPLEMENT ADS RATIO CHANGE

San Mateo, California, and Singapore, June 14, 2024 - ASLAN Pharmaceuticals (“ASLAN” or the “Company”, Nasdaq: ASLN), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced that it plans to change the ratio of the American Depositary Shares (“ADSs”) to its ordinary shares, par value $0.01 per share, from one (1) ADS representing twenty-five (25) ordinary shares to one (1) ADS representing two hundred (200) ordinary shares.

For the Company’s existing ADS holders, the change in the ADS ratio will have the same effect as a one-for-eight reverse ADS split. There will be no change to the Company’s ordinary shares. The effect of the ratio change on the ADS trading price on the Nasdaq Capital Market is expected to take place at the opening of trading on July 3, 2024 (U.S. Eastern Time). ADS holders of record on the effective date will not be required to take any action in connection with the ADS ratio change. The exchange of every eight (8) then-held (old) ADSs for one (1) new ADS will occur automatically with the then-held (old) ADSs being cancelled and new ADSs being issued by the depositary bank, in each case as of the effective date for the ADS ratio change, July 3, 2024. The ADSs will continue to be traded on Nasdaq under the symbol “ASLN”.

No fractional new ADSs will be issued in connection with the ADS ratio change. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank.

As a result of the ADS ratio change, the ADS price is expected to increase proportionally, although the Company can give no assurance that the trading price of the Company’s ADS price after the ADS ratio change will be equal to or greater than eight (8) times the ADS price before the ADS ratio change.

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN) is a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is developing eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor in moderate-to-severe atopic dermatitis (AD) with the potential to improve upon current biologics used to treat allergic disease, and has reported positive topline data from a Phase 2b dose-ranging study in moderate-to-severe AD patients. ASLAN is currently investigating eblasakimab in dupilumab-experienced, moderate-to-severe AD patients in the TREK-DX Phase 2 trial, with topline data expected at the end of 2024. ASLAN is also developing farudodstat, a potent oral inhibitor of the enzyme dihydroorotate dehydrogenase (DHODH) as a potential first-in-class treatment for alopecia areata (AA) in a Phase 2a, proof-of-concept trial with an interim readout expected in Q3 2024. ASLAN has teams in San Mateo, California, and in Singapore. For additional information please visit the ASLAN website or follow ASLAN on LinkedIn.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of the Company. These forward-looking statements may include, but are not limited to, statements regarding the trading price of the Company’s ADSs. The Company’s estimates, projections and other forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; risks that future clinical trial results may not be consistent with interim, initial or preliminary results or results from prior preclinical studies or clinical trials; clinical site activation rates or clinical trial enrollment rates that are lower than expected; the impact of health epidemics or pandemics, or geopolitical conflicts on the Company’s operations, research and development and clinical trials and potential disruption in the operations and business of third-party manufacturers, contract research organizations, other service providers and collaborators with whom the Company conducts business; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s U.S. Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 12, 2024. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350 Email: ASLAN@spurwingcomms.com	Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577 Email: arr@lifesciadvisors.com